Law Offices of

Dieterich & Associates

11835 W. Olympic Boulevard

Suite 1235E

Christopher Dieterich	Los Angeles, California 90064	Of Counsel
Mike Khalilpour	(310) 312-6888	J. John Combs
Bryon Y. Chung	FAX (310) 312-6680
venturelaw@gmail.com

February 9, 2015

Ashley Vroman-Lee

Senior Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-5628

Re:	Regal One Corporation
Preliminary Proxy Statement
Filed January 9, 2015

Dear Commission:

This letter is written in response to oral comments received from the Staff of the Division of Investment Management relating to the Preliminary Proxy Statement filed on January 9, 2015 on behalf of Regal One Corporation (“Regal One”). For convenience of reference, the comments of the staff have been reproduced herein in summary form.

1.	Please revise the proxy statement to include a proposal for election of the nominees to the board of directors following closing of the transactions with Capital Point Partners, LP and Capital Point Partners II, LP (collectively, the “Partnerships”).

RESPONSE: The proxy statement has been revised to include proposal 5 which provides for the election of five (5) nominees to the board of directors following closing of the transactions with the Partnerships.

2.	Please revise the financial statements of the Partnerships included in the proxy statement to include the required “financial highlight” information.

RESPONSE: The financial statements of the Partnerships included in the proxy statement have been revised to include the required “financial highlight” information.

The undersigned hereby acknowledges that (i) Regal One is responsible for the adequacy of the disclosure in the filings on Schedule 14A, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing and (iii) Regal One may not assert staff comments as a defense in any proceeding initiated by the commission or any person under federal securities laws of the United States.

Respectfully submitted,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich
Counsel to Regal One Corporation